上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/05

18th January 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


05005307

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 17th January 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067



South China Morning Post

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0363)

CONNECTED TRANSACTION
ACQUISITION OF ADDITIONAL INTEREST IN A SUBSIDIARY

The Board announces that on 17th January 2005, SIIC MedTech as the purchaser and Kong Hee as the vendor have entered into a Share Transfer Agreement. Pursuant to which, Kong Hee agreed to dispose of its 5% interest in Xiamen TCM to SIIC MedTech, at a consideration of HKD11,450,000.00.

Kong Hee is a company owned by Mr. Hui Wang Chuen and his associate. As Mr. Hui Wang Chuen is a director of Xiamen TCM, he is a connected person of the Company. Hence, Kong Hee is also deemed as a connected person of the Company.

Pursuant to the Listing Rules, the Acquisition constitutes a connected transaction of the Company and falls within Rule 14A.32 of the Listing Rules. Hence, the Company is exempt from independent shareholders' approval requirement. Details of the transaction will be included in the Company's next annual report and accounts pursuant to Rule 14A.45 of the Listing Rules.

The Board (including the Independent Non-executive Directors) considers that the Acquisition is on normal commercial terms and that the terms of the transaction are fair and reasonable and in the interests of the Shareholders as a whole.

SHARE TRANSFER AGREEMENT

The Board announces that on 17th January 2005, SIIC MedTech, a wholly-owned subsidiary of the Company, has entered into a Share Transfer Agreement in respect of the acquisition of the 5% interest in Xiamen TCM held by Kong Hee, at a consideration of HKD11,450,000.00. The Acquisition is subject to the approval from the relevant PRC government authorities. SIIC MedTech and Kong Hee are existing shareholders of Xiamen TCM holding 56% and 5% interest therein respectively. Upon completion of the share transfer, SIIC MedTech will increase its shareholding in Xiamen TCM to 61%.

INFORMATION ON THE BUSINESS OF XIAMEN TCM

Xiamen TCM is a sino-foreign joint-venture incorporated in the PRC and is engaged in the manufacture and sale of Chinese medicine and health products. The audited net profits before tax of Xiamen TCM for the period from 11th September 2002 (date of incorporation) to 31st December 2002 and for the year ended 31st December 2003 were RMB2,363,692.91 (equivalent to HK$2,229,898.97) and RMB22,570,627.99 (equivalent to HK$21,293,045.27) respectively. The audited net profits after tax of Xiamen TCM for the period from 11th September 2002 (date of incorporation) to 31st December 2002 and for the year ended 31st December 2003 were RMB1,875,819.30 (equivalent to HK$1,769,640.85) and RMB22,570,627.99 (equivalent to HK$21,293,045.27) respectively.

CONSIDERATION

The consideration for the Acquisition amounts to HKD11,450,000.00, which shall be payable in cash to Kong Hee within seven working days upon completion of all necessary share transfer procedures.

The consideration for the Acquisition was determined after arm's length negotiations between the parties to the agreement and represents 10.75 times of the price earning ratio to the audited net profit of Xiamen TCM for the year ended 31st December 2003 which is determined by reference to the price earning ratio of the pharmaceutical companies listed in Hong Kong. The unaudited net profit of Xiamen TCM for the six months ended 30th June 2004 was RMB15,550,630.00 (equivalent to HK$14,670,405.66). As at 31st December 2003, the audited net tangible asset value of Xiamen TCM was RMB91,474,500.33 (equivalent to HK$86,296,698.42).

CONNECTED TRANSACTION

At the time of entering into the transaction, Xiamen TCM is a subsidiary of SIIC MedTech and Kong Hee is a company wholly-owned by Mr. Hui Wang Chuen and his associate. As Mr. Hui Wang Chuen is a director of Xiamen TCM, he is a connected person of the Company. Hence, Kong Hee is also deemed as a connected person of the Company. As such, pursuant to the Listing Rules, the Acquisition constitutes a connected transaction of the Company and falls within Rule 14A.32 of the Listing Rules. Hence, the Company is exempt from independent shareholders' approval requirement. Details of the transaction will be included in the Company's next annual report and accounts pursuant to Rule 14A.45 of the Listing Rules.

REASONS FOR THE ACQUISITION

Upon completion of the Acquisition, Xiamen TCM will have a leaner shareholding structure. Also, the Group will comparatively have a greater influence on Xiamen TCM due to increase of shareholding therein and appointment of an additional director thereto which is to its benefit.

The Board (including the Independent Non-executive Directors) considers that the Acquisition is on normal commercial terms, and that the terms of the transactions are fair and reasonable and in the interests of the Shareholders as a whole.

GENERAL INFORMATION

The Company and its subsidiaries are engaged in the principal businesses of infrastructure facilities, medicine, consumer products and information technology. Kong Hee is principally engaged in business trading in Mainland China and Hong Kong, including paper and gold ornaments.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings are set out below:

"Acquisition"	the acquisition of the 5% interest in Xiamen TCM held by Kong Hee by SIIC MedTech, at a consideration of HKD11,450,000.00;
"Board"	the Board of Directors of the Company;
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange;
"Group"	the Company and its subsidiaries;
"Hong Kong"	Hong Kong Special Administrative Region;
"Kong Hee"	Kong Hee Enterprises Limited, a company incorporated in Hong Kong with limited liability;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"SIIC MedTech"	SIIC MedTech Health Products Limited, a company incorporated in Hong Kong with limited liability;
"Xiamen TCM"	Xiamen Traditional Chinese Medicine Co., Ltd., a sino-foreign joint-venture incorporated in the PRC.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 17th January 2005

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Da Yong, Mr. Ding Zhong De, Mr. Lu Shen, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis